Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Monday, April 3, 2006	For Immediate Release

Alamos Gold Inc. achieves Commercial Production at its Mulatos Mine

Toronto, Ontario -Alamos Gold Inc (Alamos) (TSX: AGI) announces that Mexico’s newest major gold mine, the Mulatos Mine in the state of Sonora, has achieved commercial production effective April 1, 2006, after a review of the operational and financial performance of the mine.

For the month of March 2006, the mine stacked a total of 433,000 tonnes of ore on the leach pad, at an average rate of almost 14,000 tonnes per day. Of this amount, 175,500 tonnes was higher grade crushed material, the balance being lower grade run of mine ore and screened overliner material. Over its best consecutive 15-day period in March, the crusher produced 8,000 tonnes per day of crushed ore.

The gold recovery plant delivered 25,100 ounces of gold to carbon in the first quarter, including over 10,000 ounces in March. Gold poured and delivered to a third party refinery was 21,500 ounces, before final refinery settlements. Gold sold in the first quarter 2006 was 22,680 ounces at an average price of $545 per ounce.

“We are extremely pleased to reach this milestone”, said John McCluskey, President and Chief Executive Officer of Alamos. “In less than two years since we completed the feasibility study in June 2004, we were successful in obtaining financing, completing construction on budget and achieving commercial rates of production. My congratulations to all our employees for a great achievement”.

The Mulatos mine is expected to produce between 140,000 to 155,000 ounces of gold in 2006, at a cash operating cost between $210 –$225 per ounce in 2006.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.